FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 07, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that on March 06, 2014 we been awarded the “Best Managed Company in Latin America” by Euromoney’s Annual Best Managed Companies in Latin America Survey 2014. This is the first time a Peruvian Company is recognized as the “Best Managed Company Overall”.

In addition to this award, Graña y Montero has won in the following categories:

Best Managed Company in Peru
Best Managed Company in the Construction & Cement Sector in Latin America
Most Transparent Accounts in the region

This survey is the most prominent conducted by Euromoney magazine, recognizing corporations in Latin America. It rewards those companies with the most convincing and coherent business strategies in the region, by industry and country. The ranking is based on a survey of market analysts at leading banks, consultancy firms and research institutes focused on Latin America. Respondents were asked to nominate the top five listed companies in each of the main survey categories, bearing in mind market strength, profitability, growth potential, quality of management and earnings. The full results of these rankings and the survey methodology are available at www.euromoney.com and in the March 2014 edition of Euromoney magazine.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: March 07, 2014